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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
                          (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)

                             _____________________

                             Hunt Manufacturing Co.
                                (Name of Issuer)
                      (Name of Person(s) Filing Statement)

                             _____________________

                     Common Shares, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   445636-10-3
                      (CUSIP Number of Class of Securities)

                             ______________________

                               William E. Chandler
                         Senior Vice President, Finance
                               One Commerce Square
                               2005 Market Street
                             Philadelphia, PA 19103
                                 (215) 656-0300

           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                          Copies of Communications to:
                           John C. Bennett, Jr., Esq.
                             Drinker Biddle & Reath
                              1345 Chestnut Street
                           Philadelphia, PA 19107-3496
                                 (215) 988-2810

                             ______________________

                                December 21, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                             ______________________

                            Calculation of Filing Fee

Transaction Value:  *$54,910,000                  Amount of Filing Fee: *$10,982

         *Based on $17 cash price per share for 3,230,000 Shares.

[ ] Check box if any part of the fee is offset as provided by rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



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ITEM 1.           Security and Issuer.

                  (a) The issuer is Hunt Manufacturing Co., a Pennsylvania corporation (the "Company"), and its principal executive offices are located at One Commerce Square, 2005 Market Street, Philadelphia, PA 19103.

                  (b) This Schedule relates to a tender offer by the Company to purchase up to 3,230,000 of its Common Shares, par value $.10 per share ("Shares"), for $17 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1995, and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Reference is made to the "Introduction," Section 1 - "Number of Shares; Proration; Extension of the Offer," Section 8 - "Background of the Offer,"
         Section 12 "Transactions and Arrangements Concerning the Shares," and
         Section 15 - "Extension of Tender Period; Termination; Amendments" in the Offer to Purchase, each of which is incorporated herein by reference.

                  (c) Reference is made to the "Introduction" and Section 7 - "Price Range of Shares; Dividends" in the Offer to Purchase, each of which is incorporated herein by reference.

                  (d) Not applicable.


ITEM 2.           Source and Amount of Funds or Other Consideration.

                  Reference is made to Section 10 - "Source and Amount of Funds" in the Offer to Purchase, which Section is incorporated herein by reference.


ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                  Reference is made to the "Introduction," Section 6 - "Certain Conditions of the Offer," Section 7 - "Price Range of Shares; Dividends," Section 8 - "Background of the Offer," Section 9 - "Certain Information Concerning the Company," Section 10 - "Source and Amount of Funds," Section 12 "Transactions and Arrangements Concerning the Shares," and Section 14 - "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase, each of which is incorporated herein by reference.



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ITEM 4.           Interest in Securities of the Issuer.

                  Reference is made to the "Introduction," Section 8 - "Background of the Offer" and Section 12 - "Transactions and Arrangements Concerning the Shares," in the Offer to Purchase, each of which is incorporated herein by reference.


ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

                  Reference is made to the "Introduction," Section 8 - "Background of the Offer" and Section 12 - "Transactions and Arrangements Concerning the Shares," in the Offer to Purchase, each of which is incorporated herein by reference.


ITEM 6.           Persons Retained, Employed or to be Compensated.

                  Reference is made to the "Introduction" and Section 16 - "Fees and Expenses" in the Offer to Purchase, each of which is incorporated herein by reference.


ITEM 7.           Financial Information.

                  Reference is made to Section 9 - "Certain Information Concerning the Company" in the Offer to Purchase, the audited financial statements for the 1993 and 1994 fiscal years filed with the Company's Annual Report on Form 10-K for the fiscal year ended November 27, 1994 and the unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts filed with the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 3, 1995, each of which is incorporated herein by reference.


ITEM 8.           Additional Information.

                  (a) Reference is made to Section 9 - "Certain Information Concerning the Company" and Section 12 - "Transactions and Arrangements Concerning the Shares" in the Offer to Purchase, which Sections are incorporated herein by reference.

                  (b) Reference is made to Section 13 - "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase, which Section is incorporated herein by reference.


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                  (c) Reference is made to Section 14 - "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase, which Section is incorporated herein by reference.

                  (d) None.

                  (e) Reference is made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
         (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9.           Material to be filed as Exhibits.

(a)(1)   --       Offer to Purchase, dated December 21, 1995.
(a)(2)   --       Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(3)   --       Notice of Guaranteed Delivery.
(a)(4)   --       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees.
(a)(5)   --       Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.
(a)(6)   --       Letter to the Company's Stockholders from the President and
                  Chief Executive Officer of the Company.
(a)(7)   --       Text of Press Release, dated December 20, 1995.
(a)(8)   --       Text of Press Release, dated December 21, 1995.
(a)(9)   --       Letter to Savings Plan Participants.
(a)(10)  --       Form of Election for Savings Plan Participants.
(a)(11)  --       Form of Tombstone Advertisement.
(b)      --       Credit Agreement, dated December 19, 1995, between the Company and NationsBank, N.A.
(c)      --       Stock Purchase Agreement, dated December 19, 1995, by and
                  between Mary F. Bartol and the Company.
(d)      --       None.
(e)      --       Not Applicable.
(f)      --       None.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HUNT MANUFACTURING CO.


                                            By:

                                                 William E. Chandler
                                                 Senior Vice President--Finance

Date:  December 21, 1995




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